UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number:  001-35705

Coastal Contacts Inc.

(Translation of registrant’s name into English)

Suite 320

2985 Virtual Way

Vancouver, British Columbia

V5M 4X7   Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                                                    ☐                                                            Form 40-F                                       ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                                         ☐                                                            No                                ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COASTAL CONTACTS INC.

Date: March 18, 2014	/s/ Nicholas Bozikis
Name: Nicholas Bozikis
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Furnished Exhibit

99.1	Notice of Annual and Special Meeting of Shareholders, dated March 18, 2014

99.2	Notice of Annual General and Special Meeting and Management Information Circular, dated March 18, 2014

99.3	Letter of Transmittal

99.4	Form of Proxy

99.5	Notice of Hearing of Petition for Final Order, dated March 18, 2014